Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Declares Quarterly Dividend

     <<
     $0.25 per share quarterly dividend payable on January 2, 2009 to shareholders of record on November 25, 2008
     >>

     TORONTO, Oct. 28 /CNW/ - Rogers Communications Inc., Canada's leading diversified communications and media company, announced today that its Board of Directors declared a quarterly dividend of $0.25 a share on each of its outstanding Class B Non-Voting shares and Class A Voting shares. The quarterly dividend declared today is payable on January 2, 2009 to shareholders of record as of the close of business on November 25, 2008.
     This is the fourth quarterly dividend at the increased $0.25 per share quarterly rate since the Rogers Communications Board of Directors announced on
January 7, 2008 that it had approved an increase in the annual dividend from
$0.50 to $1.00 per share.

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 16:01e 28-OCT-08